SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Boise Inc.
(formerly known as Aldabra 2 Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

01408A202 (Common Stock)
(CUSIP Number)

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10019
Attn: Philip Weingold
212-715-9100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

February 19, 2009
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

1)           NAME OF REPORTING PERSON
Terrapin Partners Venture Partnership
 _______________________________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)     ☒

(b)    ☐
_______________________________________________________________________________________________
3)           SEC USE ONLY

_______________________________________________________________________________________________
4)           SOURCE OF FUNDS                            WC

_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐

______________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION
California, United States
___________________________________________________________________________
 7)          SOLE VOTING POWER
NUMBER OF                                                                         0
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)          SHARED VOTING POWER
OWNED BY                                                                          0
EACH                                           ____________________________________________________________
REPORTING                                         9)          SOLE DISPOSITIVE POWER
PERSON                                                                                0
WITH                                           ____________________________________________________________
10)         SHARED DISPOSITIVE POWER
 0
______________________________________________________________________________
11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 0
______________________________________________________________________________
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
__________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0%
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
 PN

1)           NAME OF REPORTING PERSON
Jason Weiss
 _______________________________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)     ☒

(b)    ☐
_______________________________________________________________________________________________
3)           SEC USE ONLY

_______________________________________________________________________________________________
4)           SOURCE OF FUNDS                            PF

_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐

______________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
___________________________________________________________________________
 7)          SOLE VOTING POWER
NUMBER OF                                                                         6,502,532*
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)          SHARED VOTING POWER
OWNED BY                                                                          0
EACH                                           ____________________________________________________________
REPORTING                                         9)          SOLE DISPOSITIVE POWER
PERSON                                                                                6,502,532*
WITH                                           ____________________________________________________________
10)         SHARED DISPOSITIVE POWER
 0
______________________________________________________________________________
11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 6,502,532*
______________________________________________________________________________
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
__________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 8.01%**
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
 IN

_____________________________________________________________________________________________________________________________________________________________

*Includes Warrants to purchase 1,500,000 shares of Common Stock which are currently exercisable.
** Based on 79,697,630 shares of Common Stock issued and outstanding as of the date hereof, plus and assuming exercise of the Reporting Person’s Warrants to purchase 1,500,000 shares of Common Stock.

1)           NAME OF REPORTING PERSON
Nathan Leight
 _______________________________________________________________________________________________
2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)     ☒

(b)    ☐
_______________________________________________________________________________________________
3)           SEC USE ONLY

_______________________________________________________________________________________________
4)           SOURCE OF FUNDS                            PF

_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐

______________________________________________________________________________
6)           CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
___________________________________________________________________________
 7)          SOLE VOTING POWER
NUMBER OF                                                                         6,428,732*
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)          SHARED VOTING POWER
OWNED BY                                                                          0
EACH                                           ____________________________________________________________
REPORTING                                         9)          SOLE DISPOSITIVE POWER
PERSON                                                                                6,428,732*
WITH                                           ____________________________________________________________
10)         SHARED DISPOSITIVE POWER
 0
______________________________________________________________________________
11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 6,428,732*
______________________________________________________________________________
12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
__________________________________________________________________________
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 7.92%**
__________________________________________________________________________
14)     TYPE OF REPORTING PERSON
 IN

_____________________________________________________________________________________________________________________________________________________________

*Includes Warrants to purchase 1,502,900 shares of Common Stock which are currently exercisable.
** Based on 79,697,630 shares of Common Stock issued and outstanding as of the date hereof, plus and assuming exercise of the Reporting Person’s Warrants to purchase 1,502,900 shares of Common Stock.

Item 1.                      Security and Issuer.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 3, 2008 by and on behalf of Terrapin Partners Venture Partnership, Jason Weiss and Nathan Leight (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Boise Inc. (formerly known as Aldabra 2 Acquisition Corp., or “Aldabra”), a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1111 W. Jefferson Street, Boise, Idaho 83728.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 19, 2009, Terrapin Partners Venture Partnership transferred a total of 590,527 shares of Common Stock to holders of Contingent Value Rights Agreements dated as of February 2008 (the "CVRs"), a form of which is included as Exhibit 99.2 to the Issuer's Schedule 14A filed with the Securities and Exchange Commission on February 1, 2008, in satisfaction of such CVRs. Pursuant to the CVR Agreements, Terrapin Partners Venture Partnership was obligated to pay (in the form of cash or the issuer's common shares) to CVR holders an amount per CVR by which the Anniversary Price (defined as the arithmetical average of the volume weighted average trading price of the Common Stock as reported by Bloomberg Professional Service for the period beginning 9:30 a.m., New York City time and ending at 4:00 p.m., New York City time for the 30 trading days prior to February 5, 2009) was less than $10.50, up to a maximum of $1.00.

On February 23, 2009, Terrapin Partners Venture Partnership, of which Messrs. Leight and Weiss are general partners, distributed a total of 4,284,732 shares of Common Stock to certain family trusts of Mr. Weiss, a total of 4,284,732 shares of Common Stock to Mr. Leight or his family trust, and the remainder of its shares of Common Stock to its other partners.  As a result,  Terrapin Partners Venture Partnership ceased to own any shares of Common Stock.

In addition, on February 23, 2009, Terrapin Partners Employee Partnership distributed 56,700 shares of Common Stock to a family trust of Mr. Leight, 56,700 shares of Common Stock to a family trust of Mr. Weiss, and the remainder of its shares of Common Stock to its other partners.  Terrapin Partners, LLC, of which Messrs. Leight and Weiss are co-managers, is the general partner of Terrapin Partners Employee Partnership.

Item 5.                      Interest in Securities of the Issuer.

Item is hereby amended and restated in its entirety as follows:

(a)  As a result of the transactions described in Item 4 above, as amended, Mr. Leight may be deemed to beneficially own an aggregate of 6,428,732 shares of Common Stock (including in respect of Warrants to purchase 1,502,900 shares of Common Stock which are currently exercisable), or 7.92% of the outstanding Common Stock; Mr. Weiss may be deemed to beneficially own an aggregate of 6,502,532 shares of Common Stock (including in respect of

Warrants to purchase 1,500,000 shares of Common Stock which are currently exercisable), or 8.01% of the outstanding Common Stock; and Terrapin Partners Venture Partnership no longer beneficially owns any shares of Common Stock.

(b)  Each of Mr. Leight and Mr. Weiss has the sole power to vote or to direct the vote of and to dispose or direct the disposition of all of the shares of Common Stock he may be deemed to beneficially own as reported herein.  Each of Mr. Leight and Mr. Weiss disclaims beneficial ownership of any such shares of Common Stock except to the extent of his pecuniary interest therein, and the inclusion of such shares of Common Stock in this report shall not be deemed to be an admission that Mr. Leight or Mr. Weiss has beneficial ownership of such shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above in Item 4, as amended hereby, no Reporting Person has effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Terrapin Partners Venture Partnership ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on February 19, 2009.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:                     February 27, 2009

TERRAPIN PARTNERS VENTURE PARTNERSHIP

By: /s/ Jason Weiss
Name: Jason Weiss
Title:   General Partner

By: /s/ Nathan Leight
Name: Nathan Leight
Title:   General Partner

JASON WEISS

/s/ Jason Weiss

NATHAN LEIGHT

/s/ Nathan Leight